

December 31, 2014

Via E-mail
Mr. Steven Kass
Chief Financial Officer
Tofutti Brands Inc.
50 Jackson Drive
Cranford, NJ 07016

> **Re: Tofutti Brands Inc.**
> **Form 10-K for the Fiscal Year ended December 28, 2013**
> **Filed March 28, 2014**
> **Response Letter dated December 12, 2014**
> **File No. 001-09009**

Dear Mr. Kass:

We have reviewed your filing and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 28, 2013

Financial Statements

Note 2 - Description of the Business and Summary of Significant Accounting Policies, page F-6

1. We have read your response to prior comment 1 from our letter dated December 4, 2014, and note that you intend to disclose revenue attributable to domestic and foreign operations commencing with your Form 10-K for the fiscal year ending December 27, 2014. Please also provide disclosure about how you determined you operate in one segment, as required by FASB ASC 280-10-50-21a, as detailed in your response.

   Additionally, it remains unclear why further information about product sales would not be required to comply with FASB ASC 280-10-50-40. As noted previously, in the

Business Section of your filing you identify and differentiate between three product groups, including Frozen Deserts, Nondairy Soy-Based Cheese Products, and Frozen Food Products. We also note your planned introduction of new products that would tend to alter individually, the composition, size and earnings potential of these groups, such as a new line of frozen dessert pints, a new frozen dessert stick novelty, shredded soy-cheeses, additional flavors of soy-cheese slices and new frozen prepared entrees that incorporate your soy-cheese products. You have disclosure in Management's Discussion and Analysis indicating you track sales and cost of ingredients either by product group or products within these groups individually. For example, you explain that total sales increased in 2013 compared to the prior year due principally to more sales of products in your "soy-cheese product line" also indicating that sales in your "frozen desert business" continued to be impacted by slow sales in the ice cream category. You identify the same three product groups, as well as twelve subcategories on your website, www.tofutti.com.

Given the foregoing, it appears disclosure of revenues for these three product groups would be required and consistent with the guidance in FASB ASC 280-10-50-40. Unless you have additional information to consider that you believe would support an alternate view, please submit the revisions that you propose. If you prefer to limit compliance to future filings rather than amend your prior report please state your rationale.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief